April 19, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”), File Nos. 333-178833 and 811-22655

Dear Mr. Worthington:

On February 25, 2022, the Registrant, on behalf of its series, CP High Yield Trend ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on April 7, 2022, you provided the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or struck through.

Prospectus

General

Comment 1: Please supplementally provide a list of the Index’s constituents and a description of the Index’s methodology.

Response: A copy of the Index Guidelines is attached. The Index’s constituents are the SPDR Bloomberg High Yield Bond ETF (JNK), the iShares iBoxx $ High Yield Corporate Bond ETF (HYG) and the iShares 3-7 Year Treasury Bond ETF (IEI).

Comment 2: Since “high yield” is in the Fund’s name, the Fund should adopt a policy to invest at least 80% of its assets in high yield securities. Please update the Fund’s disclosures accordingly.

Response: The Registrant notes that the Fund’s name is the “CP High Yield Trend ETF” (emphasis added) and that it has adopted policy to invest at least 80% of its net assets in securities included in the CP High Yield Trend Index. Therefore, the Registrant does not believe that the Fund’s name runs afoul of Rule 35d-1 of the Investment Company Act of 1940, as amended.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Timothy Worthington

April 19, 2022

Comment 3: Please explain supplementally how the Adviser sponsors and creates the Index. If the sponsor of the Index is an affiliate, please disclose so.

Response: The Registrant has confirmed that the Adviser designed and crafted the Index’s methodology. The Adviser has contracted with the Index Provider to independently execute the methodology, calculate valuations, and disseminate updates and performance information on a real-time basis.

Principal Investment Strategies

Comment 4: Please clarify and elaborate on the Index’s “three components” as stated in the second sentence of the second paragraph under the heading “Principal Investment Strategies.” Are these components different from the asset classes determined by the quantitative models? The composition of the Index in 20% increments suggests that there are five components to the Index. Please clarify the Fund’s disclosures and consider using uniform terminology to help facilitate the reader’s comprehension of the Fund’s strategy.

Response: The Index’s constituents represent the asset classes evaluated by the quantitative models. At any given time, the allocation to U.S. high yield corporate bond ETFs will either be 0%, 20%, 40%, 60%, 80% or 100%, i.e., the allocation will only be in 20% increments, and will never be 25% or 50%.

The Registrant has amended its disclosures to state the following:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets in securities included in the Index. The rules-based Index is comprised of one to three constituents that are a blend of allocations to two asset classes: U.S. high yield corporate bond exchange-traded funds (“ETFs”) and U.S. 3-7 year Treasury ETFs.

The Adviser sponsors and creates the Index using an active trading strategy and Solactive, A.G. (the “Index Provider”), who has contracted with the Adviser, calculates and publishes the Index. The Index’s ~~three components~~ constituents are weighted using two quantitative models to determine allocations to U.S. high yield corporate bond ETFs and U.S. 3-7 year Treasury ETFs ~~the two asset classes~~ when the Index is rebalanced, which can occur daily. The Index is composed~~, in 20% increments,~~ of U.S. high yield corporate bond ETFs of any maturity or duration in 20% increments with the remainder in U.S. 3-7 year Treasury ETFs.

Mr. Timothy Worthington

April 19, 2022

The first of the two quantitative models determines a recommended allocation to U.S. high yield corporate bonds ETFs by evaluating (i) the current market price against the average price ~~divided adjusted moving average price~~ of the Index’s corporate bond component over time adjusted for dividends (i.e., the moving average price) and (ii) the historical momentum returns of that component for the same periods. The model gives greater weight to ~~gives 75% weight to~~ the moving average price signals than it does ~~and 25% weight~~ to the historical momentum signals and uses a mathematical formula to determine a ~~the~~ recommended allocation to high yield corporate bonds.

The second quantitative model adjusts the first model’s recommended allocation by rounding the allocation to the nearest 20% increment, but only allows the final allocation to U.S. high yield corporate bonds to move by a 20% increment day-over-day. The final allocation remains unchanged if the rounded allocation from the second model varies by more than 5% from the recommended allocation of the first model.

The Fund generally replicates the Index, but may decline to follow the Index when, in the Adviser’s judgment, it would be advantageous to do so. For example, the Fund may deviate from the Index if the Adviser believes that shifts in the models’ recommended allocations are only temporary, or if the Adviser determines that specific securities are mispriced and identifies ~~suitable~~ substitute~~s~~ U.S. high yield corporate bond ETFs or U.S. 3-7 year Treasury ETFs that the Adviser perceives to have the potential to provide better returns than ~~for~~ the Index’s constituents ~~those securities in the Index~~.

Comment 5: Please disclose the maturity and duration requirements of the Fund’s high yield corporate bonds or state that no such requirements exist.

Response: The Registrant refers to its response to Comment 4.

Comment 6: Please use a transition sentence to better introduce the concept of the “first model” and how it relates to the Fund’s investment strategy as described in the third paragraph under the heading “Principal Investment Strategies.” Similarly, please use a transition sentence to better introduce the concept of the “second model” and how it relates to the Fund’s investment strategy as described in the fourth paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 4.

Mr. Timothy Worthington

April 19, 2022

Comment 7: Please re-cast in plain-English the phase “divided-adjusted moving average price data of the Index’s corporate bond component and the historical momentum returns of that component,” as used in the third paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 4.

Comment 8: Please re-cast in plain-English the phrases “weight to the moving average price signals” and “weight to the historical momentum signals to determine the recommended allocation,” as used in the third paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 4.

Comment 9: Please clarify whether the Index is re-balanced daily in the fourth paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant notes that, in the second paragraph under the heading “Principal Investment Strategies,” the Fund discloses that the Index can be re-balanced daily.

Comment 10: Please disclose the number range of constituents in the Index.

Response: The Registrant refers to its response to Comment 4.

Comment 11: Please disclose and explain whether the Fund follows a representative or a replication sampling strategy to track the Index.

Response: The Registrant refers to its response to Comment 4.

Comment 12: In the first full paragraph on page 2 of the Prospectus, please disclose the characteristics “suitable substitutes” as that term is used in that paragraph.

Response: The Registrant refers to its response to Comment 4.

Principal Investment Risks

Comment 13: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Fund’s Item 9 principal risk disclosures so that the most significant risks appear first followed by the

Mr. Timothy Worthington

April 19, 2022

remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 14: Please reconcile the Fund’s disclosure of “Active Management Risk” with the Fund’s disclosure on page 1 of the Prospectus that the Fund was passive managed for the fiscal year ended December 31, 2021.

Response: The Registrant notes that the purpose of the Fund’s amendment to its registration statement is to change the Fund from a passively-managed fund to an actively-managed fund. Upon approval from the Board of Trustees, the Registrant determined that an actively-managed strategy would permit the Fund to deviate from the Index when advantageous to the Fund and eliminate unnecessary trades when the Adviser believes it is likely that the Index may sell a security only to re-buy the security the following day. Therefore, the Registrant believes it is accurate to disclose “Active Management Risk as a principal investment risk of the Fund going forward despite being a passively-managed fund for the fiscal year ended December 31, 2021.

Comment 15: Please confirm that “Equity Securities Risk”, “Foreign Security Risk” and “Growth Stock Risk” are prinicipal investment risks of the Fund. If so, include corresponding principal investment strategy disclosures.

Response: The Registrant has deleted “Equity Securities Risk,” “Foreign Security Risk” and “Growth Stock Risk” from its principal investment risk disclosures.

Comment 16: If “Foreign Security Risk” is an applicable, risk, please disclose that where all or a portion of the underlying securities trade in a market that is closed when the market in which the Fund’s shares are traded and listed is open, there may be a change in the value of the security during the domestic trading day from the last quoted price of the foreign market before it closed. Please disclose that such a change could lead to a difference in the market price of the Fund and the value of the underlying securities.

Response: The Registrant refers to its response to Comment 15.

Mr. Timothy Worthington

April 19, 2022

Comment 17: In the Fund’s disclosure of “ETF Structure Risks,” please confirm whether the Fund’s underlying securities are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as Authorized Participants that may act on an agency basis. To the extent those Authorized Participants exit the business or are unable to proceed with creation or redemption orders, please disclose that no other Authorized Participant may be able to create or redeem cretation units, and that there may be a significantly limited market for the Fund’s shares. Please note that this could lead to differences in market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant notes that its disclosure of “Authorized Participant Risk” addresses the Staff’s concern and feels that additional disclosure in “ETF Structure Risk” is unnecessary.

Comment 18: In the Fund’s disclosure of “ETF Structure Risks,” please disclose that during stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying securities. Please disclose that the advsere effect on liquidity could lead to wider bid-ask spreads and difference in market prices between the Fund’s shares and the underlying value of those shares.

Response: The Registrant has added the following to its disclosure of “Market Price Variance Risk” underneath “ETF Structure Risk”:

In stressed market conditions, the market for the Shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Shares may, in turn, lead to differences between the market value of the Shares and the Fund’s NAV.

Comment 19: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

Mr. Timothy Worthington

April 19, 2022

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc: JoAnn M. Strasser